SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 1)


                            Hvide Marine Incorporated
       -------------------------------------------------------------------
                                (Name of Issuer)

     Common Stock, $.01 par value, and Warrants exercisable for Common Stock
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                            44851M109 (Common Stock)
                              44851M125 (Warrants)
       -------------------------------------------------------------------
                                 (CUSIP Numbers)

                             James C. Kennedy, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
       -------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2000
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)
                                Page 1 of 6 Pages

            CUSIP NO. 44851M109 (Common Stock) 13G Page 2 of 6 Pages
                  44851M125 (Warrants)

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         American Financial Group, Inc.             31-1544320
         Carl H. Lindner
         Carl H. Lindner III
         S. Craig Lindner
         Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3    SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio Corporation
         United States Citizens

5    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

         SOLE VOTING POWER
         - - -

6    SHARED VOTING POWER
         313,601

5        SOLE DISPOSITIVE POWER
         - - -

8    SHARED DISPOSITIVE POWER
         461,198

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
         461,198

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          4.5%

12       TYPE OF REPORTING PERSON*
                  CO
                  IN

            CUSIP NO. 44851M109 (Common Stock) 13G Page 3 of 6 Pages
                  44851M125 (Warrants)

Item 1(a).            Name of Issuer.

         Hvide Marine Incorporated

Item 1(b).            Address of Issuer's Principal Executive Office.

         2200 Eller Drive, P.O. Box 13038, Ft. Lauderdale, FL  33316

Item 2(a).            Name of Person Filing.

         American Financial Group, Inc.
         Carl H. Lindner
         Carl H. Lindner III
         S. Craig Lindner
         Keith E. Lindner

Item 2(b).            Address of Principal Business Office or, if None,
                      Residence.

         One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c).            Citizenship.

         Ohio Corporation
         United States Citizen

Item 2(d).            Title of Class of Securities.

         Common Stock, $.01 par value
         Warrants, exercisable for Common Stock

Item 2(e).            Cusip Numbers.

         44851M109 (Common Stock)   44851M125 (Warrants)

Item 3. This statement is filed pursuant to Rule 13d-1(b).

Item 4.  Ownership.
(a)      Amount Beneficially Owned:                         461,198
(b)      Percentage of Class:                               4.5%
(c)      Number of shares as to which such person has:
         (i)      Sole power to vote or direct the vote:    none
(ii)       Shared power to vote or direct the vote:         313,601
         (iii) Sole power to dispose or direct the
                          disposition of:                   none
         (iv)  Shared power to dispose or direct the
                          disposition of:                   461,198

            CUSIP NO. 44851M109 (Common Stock) 13G Page 4 of 6 Pages
                  44851M125 (Warrants)

Ownership includes 313,601 shares of Common Stock and Warrants to purchase 147,597 shares of Common Stock.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2001   AMERICAN FINANCIAL GROUP, INC.

                           By:  James C. Kennedy
                              -------------------------------------------
                           James C. Kennedy, Deputy General
                           Counsel and Secretary

                           AMERICAN FINANCIAL CORPORATION

                           By:  James C. Kennedy
                              -------------------------------------------
                           James C. Kennedy, Deputy General
                           Counsel and Secretary

                           Carl H. Lindner*
                           --------------------------------------
                           Carl H. Lindner

                            Carl H. Lindner III*
                            --------------------------------------
                            Carl H. Lindner III

                            S. Craig Lindner*
                            --------------------------------------
                            S. Craig Lindner

                            Keith E. Lindner*
                            --------------------------------------
                            Keith E. Lindner
James C. Kennedy
------------------------------------
*By James C. Kennedy, Attorney-in-Fact

            CUSIP NO. 44851M109 (Common Stock) 13G Page 4 of 6 Pages
                  44851M125 (Warrants)

                               POWERS OF ATTORNEY

         I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                                                     /s/ Carl H. Lindner
                                                    -----------------------
                                                     Carl H. Lindner

         I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                                                     /s/ Carl H. Lindner III
                                                     -----------------------
                                                     Carl H. Lindner III


         I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                                                     /s/ S. Craig Lindner
                                                    -----------------------
                                                     S. Craig Lindner

            CUSIP NO. 44851M109 (Common Stock) 13G Page 4 of 6 Pages
                  44851M125 (Warrants)



         I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

         IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.


                                                    /s/ Keith E. Lindner
                                                    -----------------------
                                                    Keith E. Lindner